Exhibit 99.5

Please vote FOR TELUS’ proposal – your vote is extremely important!

If you have already voted FOR on the white proxy and have not used the blue proxy, you do not need to do anything further and we thank you!

If you have yet to vote or want to change your vote, we ask that you do so as soon as possible using the enclosed yellow proxy or voting instruction form. It contains your control number, which you need to vote. Then, use one of the voting methods shown on the back of this card.

To help ensure your vote is received in time, we encourage you to use either the Internet or fax option or call our proxy solicitation agent Laurel Hill toll-free at 1-877-304-0211.

Please disregard any blue proxies you receive. If you have already submitted a blue proxy or voting instruction form (which was solicited by Mason Capital), you may still change your vote and vote FOR our proposal by submitting the enclosed yellow proxy or voting instruction.

Voting method	For registered shareholders and TELUS Employee Share Plan holders	If your shares are held with with your investment dealer or financial institution

Internet voting	Go to investorvote.com	Go to proxyvote.com

Telephone voting	Call toll-free at 1-866-732-VOTE (8683)	Call the toll-free number shown on the yellow voting instruction form

Fax voting	Fax your completed yellow proxy or voting instruction form toll-free to 1-866-249-7775 (within Canada and the U.S.) or to 416-263-9524 if you are outside Canada or the U.S.	Fax your completed yellow voting instruction form to the number shown on the form

Voting by mail or delivery	Complete the yellow proxy or voting instruction form and return in the envelope provided	Complete the yellow voting instruction form and return in the envelope provided

© telus 2012. 12_00483.